Exhibit 99.4

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Revives Its Exploration Activities in Gabon
Paris, November 25, 2010 — Total announces that the Gabonese government has approved the acquisition by its subsidiary Total Gabon of interests in three onshore exploration licenses in the sedimentary basin of Gabon:
•	A 50% interest in the Mutamba-Iroru license, alongside Vaalco. The 1,094 square kilometre license is located in southern Gabon, near the Atora field production facilities operated by Total Gabon.

•	A 30% interest in the DE7 license alongside Perenco. Located in the Omboué region in central Gabon, the license covers an area of 2,175 square kilometres.

•	Last, a 20% interest in the Nziembou license alongside Perenco and Tullow. The license extends over an area of 1,026 square kilometres and is located near the Rabi field.
“The latest acquisitions reflect Total’s commitment to reviving its onshore exploration operations in Gabon, particularly in under-explored transition zones,” commented Marc Blaizot, Senior Vice President Geosciences at Total Exploration & Production. “These exploration campaigns will supplement the deep offshore exploration which begun this year when the Group acquired 6,000 square kilometres of 3D seismic on the Diaba license. This seismic campaign is one of the largest conducted in Africa to date. Total has unmatched expertise in Gabon, built on extensive operating experience.”
Total Exploration & Production in Gabon
Total has been present in Gabon for 80 years. Its equity production averaged 71,000 barrels of oil equivalent per day (boe/d) in 2009. Total Gabon, one of the Group’s longest established subsidiaries in sub-Saharan Africa, is a listed public company in which Total owns 58%.
Total maintains its position as a key player in Gabon’s oil industry through redeveloping the Anguille field, investing substantially in a number of onshore and offshore fields, and resuming large-scale exploration operations.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com